SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15a-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2004

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   X       Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes           No   X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: April 27, 2004	By:	/s/ Donald McPherson
Donald McPherson
Assistant Company Secretary

Announcement

Scottish Power plc - Director Shareholding

Further to our announcement of 19 February 2004, ScottishPower now confirms that, in accordance with the rules of the PacifiCorp Stock Incentive Plan (the “Plan”), a further 1,225 ADSs held by Judi Johansen in the form of Unvested Restricted Stock in the Plan, vested and became non-forfeitable on 24 April 2004. This represents a further 25% of the 4,900 ADSs held by Ms Johansen in the form of Unvested Restricted Stock in the Plan as at the date of her appointment to the Board (details of her shareholding as at this date were announced on 9 October 2003). In accordance with the deferral election executed by Ms Johansen, the 1,225 ADSs which have vested will now be held in the PacifiCorp Compensation Reduction Plan.

Further Enquiries:

Donald McPherson, Assistant Secretary – 01698 396413